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                                                                                            EXHIBIT 12
                    INDIANA MICHIGAN POWER COMPANY
    Computation of Consolidated Ratio of Earnings to Fixed Charges
                   (in thousands except ratio data)
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                                                                                               Twelve
                                                                                               Months
                                                        Year Ended December 31,                Ended
                                          1992       1993       1994       1995       1996    9/30/97
Fixed Charges:
  Interest on First Mortgage Bonds. . . $ 56,965   $ 53,771   $ 43,564   $ 43,410   $ 41,209   $ 40,004
  Interest on Other Long-term Debt. . .   26,330     23,504     24,725     23,564     20,100     20,969
  Interest on Short-term Debt . . . . .    1,614      1,085      1,883      2,003      2,982      2,504
  Miscellaneous Interest Charges. . . .    2,866      3,039      3,520      3,472      3,262      3,238
  Estimated Interest Element in
    Lease Rentals . . . . . . . . . . .   84,800     84,300     85,000     82,700     82,600     82,600
       Total Fixed Charges. . . . . . . $172,575   $165,699   $158,692   $155,149   $150,153   $149,315

Earnings:
  Net Income. . . . . . . . . . . . . . $123,983   $129,344   $157,502   $141,092   $157,153   $166,590
  Plus Federal Income Taxes . . . . . .   28,191     38,826     32,303     55,990     76,899     82,047
  Plus State Income Taxes . . . . . . .    1,547      7,492      6,063      7,058      9,270      8,595
  Plus Fixed Charges (as above) . . . .  172,575    165,699    158,692    155,149    150,153    149,315
       Total Earnings . . . . . . . . . $326,296   $341,361   $354,560   $359,289   $393,475   $406,547

Ratio of Earnings to Fixed Charges. . .     1.89       2.06       2.23       2.31       2.62       2.72
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